Exhibit (n)(3)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
HMS Income Fund, Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of HMS Income Fund, Inc. (a Maryland corporation) referred to in our report dated March 3, 2015, which is included in the Registration Statement and Prospectus. Our audits of the basic financial statements include the Senior Securities table included in the Registration Statement and Prospectus on page 48, which is the responsibility of the Company's management. In our opinion, this Senior Securities table, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Houston, Texas
March 10, 2015